K&L|GATES

K&L Gates LLP
1601 K Street NW
Washington, DC 20006-1600
T 202.778.9000 www.klgates.com

40-33

November 19, 2010

RECEIVED
NOV 22 2010
OFFICE OF THE SECRETARY

SEC
Mail Processing
Section
NOV 19 2010
Washington, DC
122

Via Hand Delivery

Office of the Secretary
United States Securities and Exchange
Commission
100 F Street, NE
Washington, DC 20549

Calamos Convertible Opportunities and Income Fund (SEC File No. 811- 21080)
Filing Pursuant to Section 33 of the Investment Company Act of 1940

Ladies and Gentlemen:

On behalf of Calamos Convertible Opportunities and Income Fund (SEC File No. 811-21080) (the "Fund"), and the persons and entities listed on Appendix A to this letter, we are filing, pursuant to Section 33 of the Investment Company Act of 1940, the enclosed copies of the following documents:

1. A Notice of Filing of Notice of Removal filed by defendants in the case of Bourrienne v. Calamos et al., case number 10-CH-45119, which was filed in the Circuit Court of Cook County, Illinois on November 12, 2010. This filing relates to the persons and entities listed on Appendix A to this letter.

2. A Notice of Removal filed by defendants in the case of Bourrienne v. Calamos et al., case number 10-CV-07295, which was filed in the United States District Court for the Northern District of Illinois on November 12, 2010. This filing relates to the Fund and the persons and entities listed on Appendix A to this letter.

Please contact the undersigned at (202) 778-9220 if you have any questions regarding this filing.

Very truly yours,

Eric S. Purple

D-1197150 v1

10000618

K&L|GATES

encl.

cc: J. Christopher Jackson, Calamos Advisors LLC
Paulita Pike, K&L Gates LLP
John Rotunno, K&L Gates LLP
Paul Walsen, K&L Gates LLP

K&L|GATES

Appendix A

Affiliated Persons of Calamos Opportunity and Income Fund (the "Fund") named as Defendants Bourrienne v. Calamos et al.:

- John P. Calamos Sr., Chairman of the Board of the Fund
- Weston W. Marsh, Independent Trustee of the Fund
- Joe F. Hannauer, Former Independent Trustee of the Fund
- John E. Neal, Independent Trustee of the Fund
- William R. Rybak, Independent Trustee of the Fund
- Stephen B. Timbers, Lead Independent Trustee of the Fund
- David D. Tripple, Independent Trustee of the Fund
- Calamos Advisors LLC, Investment Adviser to the Fund
- Calamos Asset Management, Inc., Indirect Parent Company of the Fund's Investment Adviser

**UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION**

RUSSELL BOURRIENNE, individually and on behalf of all others similarly situated, Plaintiff, v. JOHN P. CALAMOS, SR., Trustee of the Calamos Convertible Opportunities and Income Fund, WESTON W. MARSH, Trustee of the Calamos Convertible Opportunities and Income Fund, JOE F. HANAUER, former Trustee of the Calamos Convertible Opportunities and Income Fund, JOHN E. NEAL, Trustee of the Calamos Convertible Opportunities and Income Fund, WILLIAM R. RYBAK, Trustee of the Calamos Convertible Opportunities and Income Fund, STEPHEN B. TIMBERS, Trustee of the Calamos Convertible Opportunities and Income Fund, DAVID D. TRIPPLE, Trustee of the Calamos Convertible Opportunities and Income Fund, CALAMOS ADVISORS, LLC, an investment advisor and Delaware limited liability company, CALAMOS ASSET MANAGEMENT, INC, a Delaware corporation and publicly held holding company, and JOHN AND JANE DOES 1-100, Defendants.	Case No. NOTICE OF REMOVAL OF ACTION UNDER 28 U.S.C. § 1441 AND 1446 PURSUANT TO SECURITIES LITIGATION UNIFORM STANDARDS ACT OF 1998

NOTICE OF REMOVAL

Pursuant to the Securities Litigation Uniform Standards Act of 1998, 15 U.S.C. §§ 77p and 78bb ("SLUSA"), and 28 U.S.C. §§ 1441 and 1446, defendants John P. Calamos, Sr., Weston W. Marsh, Joe F. Hanauer, John E. Neal, William R. Rybak, Stephen B. Timbers, David D. Tripple, Calamos Advisors LLC, and Calamos Asset Management, Inc ("Defendants"), by their respective attorneys, hereby give notice of the removal of this action to the United States District Court for the Northern District of Illinois.

As grounds for removal, Defendants state as follows:

1. On September 14, 2010, plaintiff Russell Bourrienne filed an action in this Court against Calamos Convertible Opportunities and Income Fund (the "Fund") and each of the Defendants herein, which was assigned United States District Court for the Northern District of Illinois Case No. 1:10-cv-5833. The Complaint in that action contained similar allegations, and pleaded the same claims as, the Complaint in the instant action.[1] Case No. 1:10-cv-5833 was dismissed voluntarily by plaintiff on October 7, 2010.

2. Plaintiff refiled his action in the Circuit Court of Cook County, Illinois, on October 15, 2010, where it was assigned Case No. 10 CH 45119. Counsel for the respective Defendants accepted service of the Complaint in the Cook County action on October 19, 2010. This Notice of Removal is filed within thirty days of such date, in accordance with 28 U.S.C. § 1446(b).

3. The Complaint in this action alleges that plaintiff Russell Bourrienne owns common shares issued by the Fund, which is a Delaware statutory trust and a closed-end investment company registered under the Investment Company Act of 1940, as amended (the "ICA"). (Compl. ¶¶ 1-2) Defendant Calamos Advisors LLC is alleged to be the investment advisor to the Fund, and defendant Calamos Asset Management, Inc. is alleged to be a holding company affiliated with Calamos Advisors LLC. (Compl. ¶¶ 18, 19) Defendants Weston Marsh, Joe Hanauer, John Neal, William Rybak, Stephen Timbers and David Tripple are current or former Trustees of the Fund. (Compl. ¶¶ 9-15) Defendant John Calamos, Sr. is a Trustee of

1 However, unlike its predecessor, the Complaint in the instant action does not name the Fund as a defendant.

the Fund, as well as an employee of what the Complaint refers to as the "Calamos Sponsorship Group," *i.e.*, defendants Calamos Advisors, LLC, Calamos Asset Management Corporation, and unidentified affiliates of those companies. (Compl. ¶¶ 9, 26, 29) The Complaint also purports to be brought against unknown defendants identified fictitiously as "John and Jane Does 1-100." (Compl. ¶ 16)

Jurisdiction Pursuant to SLUSA

4. SLUSA permits the removal of, and precludes, actions meeting four conditions. SLUSA applies where: (1) the underlying suit is a "covered class action"; (2) the action is based upon state statutory or common law; (3) the action concerns a "covered security"; and (4) the case alleges "a[n] untrue statement or omission of a material fact in connection with the purchase or sale of a covered security," or that the defendant "used or employed any manipulative or deceptive device or contrivance in connection with the purchase or sale of a covered security." 15 U.S.C. § 77p(b), (c); 15 U.S.C. § 78 bb(f)(1), (2).[2]

5. Each of SLUSA's requirements for removal and preclusion is met in this case in that:

(a) This case constitutes a "covered class action" within the meaning of 15 U.S.C. § 78 bb(f)(5)(B), in that the Complaint purports to seek damages on behalf of a putative class consisting of more than 50 persons (Compl ¶¶ 21-22, 57-58, 63-64, 71, Prayer for Relief ¶ F);[3]

[2] SLUSA added parallel provisions to the Securities Act of 1933 and the Securities Exchange Act of 1934. For ease of reference, all further citations to SLUSA in this Notice of Removal will be to the provisions of SLUSA appearing in the 1934 Act.

[3] The Defendants in this case, together with the Fund, have removed a case brought by another of the Fund's common shareholders, who purports to represent the same class. That case, captioned *Brown v. Calamos, et al.*, United States District Court for the Northern District of Illinois, Docket No. 10-cv-6558, has been assigned to District Judge Elaine E. Bucklo.

(b) The Complaint purports to be based upon the statutory or common law of a state rather than upon federal law (Compl., Count I, purporting to plead a cause of action for "Breach of Fiduciary Duty"; Count II, purporting to plead a cause of action for "Aiding and Abetting a Breach of Fiduciary Duty"; Count III, purporting to plead a cause of action for "Unjust Enrichment");

(c) The Complaint purports to assert claims on behalf of owners of the Fund's common shares, which constitute "covered securities" within the meaning of SLUSA both because the common shares of the Fund are listed on the New York Stock Exchange and because the common shares are securities issued by an investment company registered under the Investment Company Act of 1940, thereby satisfying the standards of Section 18(b)(1), (2) of the Securities Act of 1933, 15 U.S.C. § 77r(b)(1), (2) (Compl. ¶¶ 1, 2, 21);

(d) The Complaint alleges misrepresentations or omissions of material fact in connection with the purchase or sale of covered securities, *i.e.*, the common shares issued by the Fund. More specifically, the Complaint alleges, *inter alia*:

(i) That the Fund filed reports with the Securities and Exchange Commission representing that the Fund's primary investment objective is to "provide total return through a combination of capital appreciation and current income" (Compl. ¶ 23);

(ii) That the Fund's SEC filings described its "Ability to Put Leverage to Work" as an advantage of the Fund which was "important to its common shareholders" (Compl. ¶ 25(d));

(iii) That to achieve financial leverage, the Fund issued auction market preferred shares ("AMPS," sometimes referred to in the Complaint as "ARS"), which provided "favorable" financing for the Fund's common shareholders (Compl. ¶¶ 25);

(iv) That the Fund made public statements indicating that the term of the AMPS was perpetual, a feature "especially important" and "significantly valuable" to the Fund's common shareholders, which made AMPS "a more attractive source of leverage than borrowing" (Compl. ¶¶ 25(a), 44);

(v) That notwithstanding these alleged representations, the Defendants caused the AMPS to be redeemed by the Fund in order to provide liquidity to the holders of AMPS following the collapse of the auction market for AMPS in February 2008 and, ostensibly, to further the business objectives of the Calamos Sponsorship Group (Compl. ¶¶ 36-38);

(vi) That in order to fund redemption of the AMPS, the Individual Defendants caused the Fund to incur debt on terms "disadvantageous compared with AMPS" (Compl. ¶ 42);

(vii) That the redemption of the AMPS has impaired the Fund's stated advantage to common shareholders—its ability to "put leverage to work" and "earn positive returns on leverage," one of the "key elements of an investment in common stock of the Fund" (Compl. ¶¶ 25(d), 47);

(viii) That the redemption of the AMPS caused damage to "common shareholders who invest in the Fund based in part on the expectation that they will receive dividend payments," which now assertedly "have been reduced because funds that would otherwise have been available to pay such dividends have been diverted to pay the increased costs associated with the Replacement Borrowing and/or to fund the redemption of AMPS" (Compl. ¶¶ 47-48, 51(a));

(ix) That the redemption of the AMPS "defeat[ed] an important aspect of the investment rationale for the common shareholders, i.e., that the Fund could 'put leverage to work' to provide cash flow for distribution to the common shareholders" (Compl. ¶51(b)); and

(x) That as a consequence of the foregoing, the value of the Fund's common shares owned by members of the putative class assertedly has been reduced (Compl. ¶ 51(d)).

6. None of the exceptions to SLUSA preclusion are applicable in that:

(a) This action was not brought as "an exclusively derivative action" within the meaning of 15 U.S.C. § 78bb(f)(5)(C);

(b) Without limitation, this is not an action based upon the statutory or common law of the state in which the Fund is organized involving:

(i) the "purchase or sale of securities" by the issuer or an affiliate of the issuer "exclusively from or to holders of equity securities of the issuer," within the meaning of 15 U.S.C. § 78bb(f)(3)(A)(ii)(I), or

(ii) any "recommendation, position, or other communication with respect to the sale of securities" made by or on behalf of the issuer or an affiliate of the issuer and concerning decisions of equity holders of such securities with respect to "voting their securities, acting in response to a tender or exchange offer, or exercising dissenters' or appraisal rights," 15 U.S.C. § 78bb(f)(3)(A)(ii)(II);

(c) this is not an action brought by a State, a political subdivision thereof, or a State pension plan on its own behalf, or as a member of a class comprised solely of other States, political subdivisions, or State pension plans (15 U.S.C. § 78bb(f)(3)(B)); and

(d) this is not an action that seeks to enforce a contractual agreement between an issuer and an indenture trustee (15 U.S.C. § 78bb(f)(3)(C)).

7. Proper Venue. The Northern District of Illinois, Eastern Division, is the federal district court for the district and division encompassing Cook County, Illinois, in which the action was brought, and removal to this Court therefore is proper pursuant to 28 U.S.C. § 1446(a).

8. Consent to Removal. All named defendants in this case have joined in this Notice of Removal. For purposes of removal, defendants sued under fictitious names, such as defendants "John and Jane Does 1-100" in this action, are disregarded. *See, e.g.*, *General Cas. Co. of Ill. v. Professional Mfrs. Representatives*, No. 08 C 6650, 2008 WL 4968847, *1 (N.D. Ill. Nov. 24, 2008).

9. Pleadings and Process. Pursuant to 28 U.S.C. § 1446(a), true and correct copies of all process, pleadings and orders served upon the defendants in Circuit Court of Cook County, Illinois, Case No. 10 CH 45119, are appended as Exhibit A to this Notice of Removal.

10. Filing and Notice. Pursuant to 28 U.S.C. § 1446(d), a copy of this Notice of Removal is being filed with the Clerk of the Circuit Court of Cook County and served upon plaintiff's counsel of record.

Dated: November 12, 2010

Defendants Weston W. Marsh, Joe F. Hanauer, John E. Neal, William R. Rybak, Stephen B. Timbers, and David D. Tripple

By: /s/ John W. Rotunno
John W. Rotunno
One of their attorneys

John W. Rotunno
Paul J. Walsen
Molly K. McGinley
K&L GATES LLP
70 West Madison Street, Suite 3100
Chicago, Illinois 60602-4207
Telephone: 312.372.1121
Facsimile: 312.827.8000

Defendants John P. Calamos, Sr., Calamos Advisors LLC, and Calamos Asset Management, Inc.

By: /s/ Michael F. Derksen
Michael F. Derksen
One of their attorneys

Kevin B. Dreher
Michael F. Derksen
MORGAN, LEWIS & BOCKIUS LLP
77 West Wacker Drive
Chicago, Illinois 60601-5094
Telephone: 312.324.1000
Facsimile: 312.324.1001

CERTIFICATE OF SERVICE

The undersigned, an attorney, certifies that he caused true and correct copies of the foregoing Notice of Removal, including all attachments thereto, to be served upon:

Leigh Lasky
Norman Rifkind
350 North LaSalle Street, Suite 1320
Chicago, Illinois 60654

by messenger delivery, and upon:

Brian P. Murray
Murray, Frank & Salier LLP
275 Madison Avenue, Suite 801
New York, NY 10016

by placing copies of such documents in a properly addressed envelope, with prepaid first-class postage affixed, and depositing said envelope in the United States Mail chute located at 70 West Madison Street, Chicago, Illinois, all on November 12, 2010.

/s/ John W. Rotunno
John W. Rotunno

EXHIBIT A

Attorney Code 34944

2010 OCT 12 PM 1:16

IN THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS
COUNTY DEPARTMENT, CHANCERY DIVISION

RUSSELL BOURRIENNE, individually and on behalf of all others similarly situated, Plaintiff, v. JOHN P. CALAMOS, SR., Trustee of the Calamos Convertible Opportunities and Income Fund, WESTON W. MARSH, Trustee of the Calamos Convertible Opportunities and Income Fund, JOE F. HANAUER, former Trustee of the Calamos Convertible Opportunities and Income Fund, JOHN E. NEAL, Trustee of the Calamos Convertible Opportunities and Income Fund, WILLIAM R. RYBAK, Trustee of the Calamos Convertible Opportunities and Income Fund, STEPHEN B. TIMBERS, Trustee of the Calamos Convertible Opportunities and Income Fund, DAVID D. TRIPPLE, Trustee of the Calamos Convertible Opportunities and Income Fund, CALAMOS ADVISORS, LLC, an investment advisor and Delaware limited liability company, CALAMOS ASSET MANAGEMENT, INC., a Delaware corporation and publicly-held holding company, and JOHN AND JANE DOES 1-100, Defendants.	)	**Civil Action No.** 10CH45119 **CLASS ACTION COMPLAINT**

Plaintiff, by his undersigned attorneys, for his Class Action Complaint, alleges upon personal knowledge as to himself and his own acts, and as to all other matters upon information and belief, as follows:

INTRODUCTION

1. Plaintiff Russell Bourrienne brings this class action lawsuit on behalf of himself and all other individuals who were the beneficial owners of common shares of the Calamos Convertible Opportunities and Income Fund (the "Fund") at any time from March 19, 2008 through the present (the "Class Period"). The Fund is a closed-end investment company organized as a Delaware statutory trust on April 17, 2002. The Fund raised money from the sale of its common shares, and the Fund invested that money in securities to earn a yield for the common shareholders.

2. In addition to issuing the common stock held by Plaintiff and the members of the putative class, the Fund issued seven series of auction market preferred shares ("AMPS"). The AMPS bore a preferred dividend right, with the dividend rate reset periodically through an auction mechanism. In effect, the AMPS provided the Fund with long-term financing at short-term interest rates, *see* Prospectus, Calamos Convertible Opportunities and Income Fund, filed with the Securities and Exchange Commission (the "SEC") on November 13, 2003, at 25 (the "2003 Prospectus"). The AMPS had no maturity date, *i.e.*, they never had to be repaid. As long as the auction mechanism worked, it provided liquidity to the holders of AMPS, as they were able to sell their AMPS at auction. The AMPS also provided flexibility to the Fund because AMPS are classified as equity and therefore subject to lower coverage ratios than debt under the Investment Company Act of 1940.

3. In February 2008, the market for auction rate securities collapsed, rendering the AMPS illiquid. According to the terms of the AMPS, in the event of auction failure, preferred shareholders were to receive dividends based upon a formula pegged to the "AA" rated Financial Commercial Paper interest rate. After the auction rate market collapsed, due to historically low interest rates, this formula resulted in an extremely low dividend for AMPS holders. Such a low dividend benefitted the common shareholders of the fund by effectively locking in a long-term source of financing for the Fund at very low cost.

4. During 2008, the Individual Defendants caused the Fund to partially redeem the AMPS and obtain less favorable debt financing in their place. The Individual Defendants took these actions to further their own interests and those of the Fund's investment advisor and its affiliates rather than the interests of the common shareholders and thereby breached the fiduciary duties owed to the Fund's common shareholders. By this action, Plaintiff seeks to recover the damages this conduct caused him and the Class.

5. Plaintiff does not assert by this action any claim arising from a misstatement or omission in connection with the purchase or sale of a security, nor does Plaintiff allege that Defendants engaged in fraud in connection with the purchase or sale of a security.

JURISDICTION AND VENUE

6. This Court has jurisdiction under 735 ILCS 5/2-209 because several of the Defendants are residents of Illinois and transacted substantial business within Cook County during the relevant time period.

7. Venue is proper in Cook County pursuant to 735 ILCS 5/2-101, 735 ILCS 5/2-102, and 815 ILCS 505/10a(b), because Defendants conduct substantial business within Cook County and a substantial part of the acts giving rise to Plaintiffs claims occurred in this District.

PARTIES

A. Plaintiff

8. Plaintiff Russell Bourrienne is a resident of the State of New York. Plaintiff purchased common shares in the Fund on August 16, 2006.

B. Defendants

9. Defendant John P. Calamos, Sr. is a Trustee of the Fund.

10. Defendant Weston W. Marsh is a Trustee of the Fund.

11. Defendant Joe F. Hanauer is a former Trustee of the Fund.

12. Defendant John E. Neal is a Trustee of the Fund.

13. Defendant William R. Rybak is a Trustee of the Fund.

14. Defendant Stephen B. Timbers is a Trustee of the Fund.

15. Defendant David D. Tripple is a Trustee of the Fund.

16. John and Jane Doe Defendants 1-100, the identities of whom are unknown to Plaintiff at this time, are individuals who aided and abetted the named Defendants in undertaking the violations alleged herein.

17. Defendants Calamos, Marsh, Hanauer, Neal, Rybak, Timbers, Tripple, and John and Jane Doe Defendants 1-100 are collectively referred to herein as the "Individual Defendants."

18. Defendant Calamos Advisors, LLC ("CAL"), an indirect subsidiary of Defendant Calamos Asset Management, Inc., is an investment advisor; a Delaware limited liability company; and has served as the Fund's investment advisor at all relevant times.

19. Defendant Calamos Asset Management, Inc. ("CLMS"), a Delaware corporation and publicly-held holding company, primarily provides investment advisory services to individual and institutional investors through open-end funds, closed-end funds, separate accounts, offshore funds, and partnerships.

20. Defendants Calamos Advisors, LLC and Calamos Asset Management, Inc. are referred to collectively herein as the "Calamos Defendants."

CLASS ACTION ALLEGATIONS

21. Plaintiff brings this action as a class action pursuant to Section 2-801 of the Illinois Code of Civil Procedure, 735 ILCS5/2-801. The Class that the named plaintiff seeks to represent consists of all persons who were the beneficial owners of common shares of the Fund at any time from March 19, 2008 through the present (the "Class Period"). Excluded from the Class are Defendants; members of the immediate families of the Individual Defendants; any entity in which any Defendant has or had a controlling interest; and the legal representatives, heirs, successors, or assigns of any Defendant.

22. Plaintiff believes this action is properly maintainable as a class, because:

a. The Class is so numerous and geographically dispersed that joinder of all members is impracticable. While the identity of each class member is not known to Plaintiff, upon information and belief, there are hundreds of unrelated members of the proposed Class.

b. There are questions of both fact and law common to the Class, and those common questions predominate over any question affecting only individual members of the Class. The common questions include the following:

i. whether the Individual Defendants breached their fiduciary duties;

ii. whether the Individual Defendants caused the replacement of leveraging favorable to the common shareholders in violation of their fiduciary duties to the common shareholders;

iii. whether the Calamos Defendants aided and abetted the Individual Defendants' breaches of fiduciary duty;

iv. whether the Calamos Defendants were unjustly enriched; and

v. whether the members of the Class have suffered losses and/or continue to suffer losses, and if so, the proper nature and measure of a remedy.

c. Plaintiff will fairly, adequately, and vigorously protect the interests of the Class. Plaintiff's interests are the same as those of the other Class members. Plaintiff has obtained competent counsel who are experienced in class action litigation and have the qualifications and ability to conduct this litigation.

d. A class action is an appropriate method for a fair and efficient adjudication of this controversy because it will promote judicial economy, uniformity of decisions, finality and the ends of justice. Moreover, it will save time, effort and expense, and avoid the time and expense of maintaining potentially thousands of individual actions. There will be no difficulty in the management of this action as a class action.

FACTS

A. The Calamos Convertible Opportunities Fund

23. The Fund, which began operating in June 2002, is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the "ICA"). The management of the Fund is the responsibility of its Board of Trustees. The Fund's primary investment objective, as stated in its filings with the SEC, is to "provide total return through a combination of capital appreciation and current income."

24. The Fund issued seven series of AMPS, designated by letters and numbers. The dividend rates on the AMPS were intended to be reset through the auction process every 7 days or twenty eight days, depending on the terms of the securities. The terms governing each series contemplate that auctions may fail, in which case the interest or dividend rate will be set by formula. In accordance with the ICA, the holders of the 15,360 AMPS shares outstanding were entitled to vote for two of the seven Trustees of the Fund, and the holders of the common shares were entitled to vote for the remaining five Trustees of the Fund.

25. At the time of the redemption of the AMPS, the financing of the Fund's AMPS was favorable for the Fund's common shareholders for a number reasons, discussed below, including:

a. **Perpetual financing.** The terms of the AMPS financing was very favorable to the Fund in that it was perpetual, *i.e.*, AMPS need not ever be repaid. This was especially important in the uncertain financial markets of 2008, as auctions for AMPS began to fail. The Fund noted that during the "global credit crisis . . . [c]redit spreads widened to levels not seen in years.[1]" Form N-CSR for the period ended April 30, 2008, filed with the SEC on June 26, 2008 (the "June 26, 2008 N-CSR"). Perpetually good financing in such an environment was significantly valuable to the Fund's common shareholders.

b. **Interest rates.** While auctions cleared, the interest rates of the AMPS were set weekly by the open market (subject to a "Maximum Rate" determined by a formula), at rates that tended to be only slightly above money-market yields. If auctions failed, the interest was set at the Maximum Rate. After auctions began to fail in 2008, as discussed below, the formula for the Maximum Rate produced a result that was actually lower than historical market rates in periods before the auction failures. The Fund stated that "[o]verall, common shareholders benefitted from the Fund's use of AMPS . . . . [W]hile the auction failures caused the rates of AMPS to rise above short-term benchmarks, the cost of leverage actually came down during the reporting period significantly (in the neighborhood of 200 to 300 basis points)." June 26, 2008 N-CSR at 3.

c. **Minimal constraints.** The constraints on the Fund from the AMPS were minimal. The fund did not have to offer any collateral, and was required under the ICA to maintain 200% asset coverage, or to have $2 in gross assets for every $1 in AMPS outstanding.

[1] The Fund explained that "[c]redit spreads measure the yields between bonds with different levels of credit quality risk. When spreads widen, investors receive more compensation for taking on risk." June 26, 2008 N-CSR, at 3.

d. **Leverage.** Another advantage of the Fund important to its common shareholders was its "Ability to Put Leverage to Work," as described in a number of the Fund's SEC filings. See, e.g., June 26, 2008 N-CSR at 30. The Fund's leverage strategy typically meant borrowing at short-term interest rates and investing the proceeds in higher rates of return, i.e., the Fund's financial leverage was the difference between the low rates it paid on the AMPS and the returns on its portfolio investments. The impact of this leverage was reflected in the Fund's regular cash distributions to common shareholders and described in its regular reports to its shareholders.

B. Calamos

26. As stated above, Defendant Calamos Advisors, LLC ("CAL") is an indirect subsidiary of Defendant Calamos Asset Management Corporation ("CLMS"), and has served as the Fund's investment advisor at all relevant times. CAL, CLMS, and their affiliates involved in the sponsorship of closed-end investment companies similar to the Fund are referred to herein as the "Calamos Sponsorship Group." The Calamos Sponsorship Group sponsored a number of closed-end investment companies ("closed-end funds") similar to the Fund, five of which also issued auction rate securities that were similar to the AMPS issued by the Fund. The term "Auction Rate Securities" ("ARS") generally refers to a debt instrument (*e.g.*, corporate or municipal bonds) with a long-term maturity or preferred stocks that return a yield at rates that are regularly reset at periodic auctions. As they required a minimum investment of $25,000, these securities were typically held by high net worth individuals and entities.

27. By sponsoring closed-end funds that issued ARS, the Calamos Sponsorship Group raised billions of dollars in capital and realized hundreds of millions of dollars in revenue

through various management fees and other compensation. To distribute the funds, the Calamos Sponsorship Group relied heavily on the investment banks and brokers who sold the funds to investors and who also sold ARS to investors.

28. The Fund and its common shareholders did not have an economic interest in any of the other members of the Calamos Sponsorship Group, nor did they benefit from the ability of the Calamos Sponsorship Group to continue to sponsor new closed-end funds. On the other hand, the Calamos Sponsorship Group had a critical interest in continuing to sponsor new funds as a means of expanding its business. Likewise, each new fund sponsored by Calamos could benefit the Individual Defendants in the form of lucrative board seats and management fees.

29. In addition to serving as Trustees of the Fund, the Individual Defendants served in similar capacities for a number of the other funds sponsored by the Calamos Sponsorship Group (the "Related Calamos Funds"). The table below summarizes the number of Calamos-sponsored funds on which each Individual Defendant serves (or served) as trustee or director, and the most recent approximate aggregate annual compensation received by each Individual Defendant from those funds, based on the information filed with the SEC:

DEFENDANT	NO. OF CALAMOS FUNDS SERVED/ MANAGED	AGGREGATE ANNUAL COMPENSATION FROM SERVICE / MANAGEMENT OF FUNDS
John P. Calamos, Sr. *	20	$*[2]
Joe F. Hanauer **	20	$143,000**[3]
Weston W. Marsh	20	$140,000
John E. Neal	20	$160,000
William R. Rybak	20	$138,000
Stephen B. Timbers	20	$186,000
David D. Tripple	20	$150,000

[2] * Defendant John P. Calamos, Sr. is an employee of the Calamos Sponsorship Group and is not separately compensated for his board service.

[3] ** Defendant Joe F. Hanauer stepped own as a Trustee on December 31, 2009. The numbers for Hanauer reflect his last full fiscal year as a Trustee, the fiscal year ended October 31, 2008.

30. In spite of the distinct fiduciary obligation they had to each separate closed-end fund, the Individual Defendants and the Calamos Sponsorship Group managed the funds in accordance with their common economic interests. In doing so, they put those interests before the individual interests of each of those funds, including the Fund. This allowed the Defendants to collect fees from a number of funds without significant additional burden on their time. However, it also gave the Fund's directors an incentive to promote their own and the Group's interests even when those interests conflicted with the interests of the Fund's common stockholders.

C. The Auction Rate Securities Market Collapses

31. The Calamos Sponsorship Group was not the only entity issuing ARS. By early 2008, over $50 billion in ARS issued by closed end funds were outstanding, including the closed-end funds sponsored by the Calamos Sponsorship Group. ARS typically had a very long maturity or, like the AMPS issued by the Fund, no maturity date, and usually gave the holders no redemption rights. However, as long as the regular auctions were successful, the holders had a way to liquidate their investment. Consequently, many broker-dealers recommended that their clients use ARS as for short term investing.

32. Usually, auctions were held every 7, 28, or 35 days, with interest paid at the end of each auction period. It was always possible that there would not be enough buyers entering the market to purchase the ARS available for sale, and consequently, an auction would fail. As noted above, the offering documents typically specified a formula that would set the interest or dividend rate to be paid when auctions failed.

33. Since February 13, 2008, auctions have regularly failed. This in turn has effectively rendered auction rate securities, including the AMPS issued by the Fund, illiquid. To date, liquidity has not returned to the auction rate securities market. As a result, many investors in ARS, including holders of the AMPS issued by the fund, have become concerned about their investments.

34. The auction failures and resultant illiquidity in the ARS market had little direct impact on the Fund or its common shareholders. The Fund was not obligated to redeem AMPS, and the auction failures did not have a materially adverse impact on the Fund's rights and obligations with respect to the AMPS. In fact, the prospectus under which AMPS were issued noted the following risks for AMPS holders: (1) "If an auction fails you may not be able to sell some or all of your shares;" and (2) "The AMPS are not redeemable by the holders of AMPS." 2003 Prospectus, at cover page and 9. Further, as already noted, the terms of the AMPS contemplated that auctions might fail, and provided a means for setting dividend rates should such failures occur. Under the terms of the AMPS, the interest rate would be determined by a formula, and, in all other respects, the AMPS would continue to be governed by the same terms as those that applied from the date of issuance.

35. However, as the market for ARS became illiquid, many concerned investors in ARS, including holders of the AMPS issued by the Fund, sought to hold the investment banks and brokers who recommended investing in ARS responsible for the illiquidity of those investments. As a number of government agencies began to investigate the marketing of ARS to investors, many investment banks and brokers entered into settlements, which required them to purchase ARS from their clients. These settlements imposed significant liabilities on the

investment banks and brokers, which would have been much higher if the Fund had not redeemed the AMPS from their holders. On information and belief, the Calamos Sponsorship Group did not believe that the investment banks would want to acquire the securities.

D. The Redemption of the AMPS

36. Even after the failure of the auctions began, the Fund continued to benefit from the favorable characteristics of the AMPS discussed above. The auction failures did not trigger any redemption obligation on the Fund or otherwise necessitate that the Fund redeem the AMPS. Nevertheless, between June 2, 2008 and June 26, 2008, the Defendants caused the Fund to redeem approximately 72.9% of all outstanding AMPS at their issue price of $25,000 per share, by means of a refinancing whose terms were less advantageous for the Fund's common shareholders than the terms of the AMPS. As a result of this redemption of the majority of outstanding AMPS, the remaining 4,160 shares of AMPS had the right to vote for two of the Fund's seven directors, increasing the voting power of each preferred share to three times that of each common share.

37. Further, between August 13, 2009 and August 24, 2009, the Defendants caused the Fund to redeem the remaining outstanding AMPS, again at their issue price of $25,000 per share, and again replaced the redeemed AMPS with financing terms that were less advantageous for the Fund's common shareholders.

38. The Defendants' redemption of the AMPS provided liquidity to the holders of the AMPS issued by the Fund. It also provided a redemption of sorts to their investment banks and brokers, who would not be liable for the illiquidity of the AMPS and would not have to purchase the now-redeemed AMPS from the holders. A good relationship with the investment banks and

brokers who market the ARS and AMPS is crucial to the business of the Calamos Sponsorship Group, as the Group earns fees by sponsoring new funds and the investment banks and brokers market the common shares of those funds. In fact, termination of these relationships is among the risk factors listed in CLMS's Form 10-K for the year ended December 31, 2009:

> As of December 31, 2009, a majority of our assets under management were attributable to accounts that we accessed through third-party intermediaries. These intermediaries generally may terminate their relationships with us on short notice.

On information and belief, the Defendants caused the redemption of the AMPS to further the business interests of the Calamos Sponsorship group by responding to the concerns of investment banks and brokers facing liability for the illiquidity in the ARS market, and not to further the interests of the Fund or the holders of its common stock. The interests of the holders of the Fund's AMPS and of the investment banks and brokers who marketed the AMPS conflicted with the interests of the Fund and its common shareholders, and the Defendants chose the former. Following the redemptions, CLMS was able to maintain its good relationships with its contacts in the financial community. Its 2009 Summary Annual Report to CLMS shareholders notes prominently that: "In this dramatically changed market environment, we have been able to retain and, in many cases, grow our shelf space at key partner firms."

39. The Fund's redemptions of the AMPS damaged its common stockholders by denying them the financial benefits associated with the AMPS, diluting the economic value of their investment, and for some periods diluting their voting power. As a result, the redemptions favored one class of shareholder (the holders of the AMPS), over another (the common stockholders), in violation of the duties of the Individual Defendants toward the disadvantaged shareholders.

40. The Defendants caused the Fund to redeem the AMPS at prices that exceeded their market value. The Fund later represented to the SEC that the AMPS were then trading on the secondary market at a significant discount to the issue price of $25,000, *see In re Calamos Convertible Opportunities and Income Fund et al.*, Amendment No. 4 Amending and Restating the Application for an Order Pursuant to Section 6(c) of the Investment Company Act (the "Fourth Amended Application") at 8 n.1 ("The Applicants understand that the relatively limited secondary market trading that has occurred in [AMPS] of closed-end funds since the failure of the auction markets has been conducted at significant discounts."). Nevertheless, the Individual Defendants caused the Fund to pay the full issue price for the shares that it redeemed. As a result of this deliberate overpayment, members of the Class were unjustly injured.

41. In order to raise cash for the partial redemptions of AMPS, the Individual Defendants caused the Fund to arrange new debt financing (the "First Replacement Borrowing"), whose terms were less favorable than the terms of the AMPS, and that was replaced the next year from three sources: the issuance of additional common stock, the use of cash generated by the Fund's investments to pay down debt rather than make distributions to common shareholders, and by another debt facility (the "Second Replacement Borrowing"; together with the First Replacement Borrowing, the "Replacement Borrowing").

42. As discussed in detail below, both the First Replacement Borrowing and the Second Replacement Borrowing are disadvantageous compared with AMPS, for several reasons, including: the effective costs of the Replacement Borrowing are higher; the term is finite; and the constraints are greater.

43. **The effective costs of the Replacement Borrowing are substantially higher.** On information and belief, the effective cost of the Replacement Borrowing has been significantly higher than even the Maximum Rate on the AMPS. For instance, over the year leading up to October 31, 2009, and again over the six months leading up to April 30, 2010, on information and belief the Fund paid an interest rate substantially higher than the average dividend rate for the AMPS immediately prior to their redemption. Further, for the year ending October 31, 2009 alone the Fund paid fees on the Replacement Borrowing that totaled almost $7 million dollars, as compared to approximately $500,000 spent on auction-related fees in the year prior to the redemption of the AMPS. The Individual Defendants were well aware of the likelihood that the Replacement Borrowing would be more costly for the Fund.

44. **The term of the Replacement Borrowing is finite.** The Defendants were aware of the advantages of the perpetual term of the AMPS, one of which was that the Fund had no refinancing risk prior to the replacement of the AMPS with the Replacement Borrowing. Because the terms of the Replacement Borrowing are finite, they are disadvantageous compared to the terms of the AMPS. As the Fund has acknowledged: "[T]he perpetual nature of the [AMPS] makes them, in that respect, a more attractive source of leverage than borrowing, which by its terms must be repaid or refinanced at or before a stated maturity date." Fourth Amended Application at 34 n.21. Furthermore, the Defendants acknowledged that the lenders of the Replacement Borrowing could "choose not to renew the loans and to recall their principal with any accrued interest . . . [B]orrowings, unlike senior securities that are stock, typically must be repaid on a specific date in the future, *which may present certain risks to common shareholders*." *Id.* at 32-33 (emphasis added). And, as noted above, the short maturity of the First Replacement

Borrowing forced the Fund to refinance its debt in a year that the Fund itself admitted was one in which "the cost of borrowing . . . dramatically increased." Form N-CSR for the fiscal year ended October 31, 2008, filed with the SEC on December 29, 2008 (the "December 29, 2008 N-CSR"), at 3. In contrast to the perpetual term of the AMPS, the Replacement Borrowing had a term of one year. This short-term maturity put the Fund at enormous refinancing risk, as it was completely dependent on interest rate conditions and its ability to qualify for and obtain financing. As the Fund's business model depends on its ability to profit from its leverage, the Fund's ability to maintain financing was essential to its success.

45. **The constraints on the Replacement Borrowing are greater than those on the AMPS.** These additional constraints increase the effective cost of the borrowing above the stated interest rate. *See, e.g.*, 2003 Prospectus, at 22 ("these requirements will increase the cost of borrowing over the stated interest rate."). At least two significant additional constraints arose with the Replacement Borrowing: collateral and coverage requirements.

46. The first additional constraint which arose from the Replacement Borrowing was a requirement that the Fund put up collateral in order to obtain financing. The Fund was required to pledge its assets as collateral under the terms of the Replacement Borrowing, which limited the Fund's ability to control its investments. In contrast, the Fund was not required to pledge its assets as collateral for the AMPS. In addition, the lender may borrow the collateral pledged by the Fund and relend it to third parties, which puts the Fund at risk of default by those third parties.

47. The second additional constraint that arose from the Replacement Financing involved the coverage requirements of the ICA. Because the AMPS constituted the Fund's

equity (not debt), under the ICA, the Fund was obligated to maintain a coverage ratio, *i.e.*, total assets to total AMPS, of 2:1. Because the Replacement Financing was debt (not equity), under the ICA the Fund was obligated to maintain a coverage ratio for each dollar borrowed, *i.e.*, total assets to total Replacement Financing, of 3:1. December 29, 2008 N-CSR, at 7. This forced the Fund to deleverage, in effect impairing its ability to "put leverage to work," because the Fund was required to spend capital in order to decrease its debt and meet the coverage ratios required by the ICA. The Fund views leverage as beneficial to the common shareholders, *see* Form N-CSR for the fiscal year ended October 31, 2009, filed with the SEC on December 30, 2009 (the "December 30, 2009 N-CSR"), at 4, and Form N-CSR for the period ended April 30, 2010, filed with the SEC on June 24, 2010 (the "June 24, 2010 N-CSR"), at 2. Indeed, as described above, the ability to earn positive returns on leverage is one of the key elements of an investment in the common stock of the Fund. Yet the Defendants have unnecessarily constrained their ability to use leverage for the indefinite future and have acknowledged that the replacement of equity with debt may force deleveraging, Fourth Amended Application at 25-26

48. In addition, under the ICA, if a Fund fails to meet the required coverage ratio, it may not pay dividends to its common shareholders. This damages the common shareholders who invest in the Fund based in part on the expectation that they will receive dividend payments. *See* Fourth Amended Application at 26 n.16 ("The applicants believe that their common shareholders have come to expect regular distributions at approximately the same percentage of net asset value.")

49. After redeeming 72.9% of the AMPS, which increased the coverage requirement, the Individual Defendants caused the Fund to apply for special relief from the requirements of

the ICA applicable to debt, *see In re Calamos Convertible Opportunities and Income Fund et al.*, Application for an Order Pursuant to Section 6(c) of the Investment Company Act, filed with the SEC on July 24, 2008 (the "Calamos Application"), and pursued the application through four separate amendments dated October 14, 2008, December 18, 2008, January 12, 2009, and January 14, 2009. In February 2009, the Securities and Exchange Commission ("SEC") granted only short-term relief for debt used to retire outstanding AMPS, with the relief expiring on October 31, 2010. *See In re Calamos Convertible Opportunities and Income Fund et al.*, Order Under Section 6(c) of the Investment Company Act of 1940 Granting An Exemption From Sections 18(a)(1)(A) and (B) of the Act, Investment Company Act Release No. 28615 (issued February 10, 2009), at 1. As a result, $104 million of the Second Replacement Refinancing (and any subsequent refinancing of the debt) would benefit from this relaxed coverage requirement. The Fund spent additional capital in order to pay down $60 million of this debt, leaving only a fraction subject to the relaxed coverage requirement for the short period of relief remaining. For any further borrowing, and, after October 31, 2010, for the borrowing already in place, the coverage ratio will require 50% more assets than would have been required to raise money with the same amount of AMPS. The AMPS, according to the Fund, once retired, cannot likely be replaced, *see* First Amended Application at 6, 7.

50. The holders of the AMPS benefited significantly from the redemptions, as they had their illiquid and low-interest shares largely redeemed, even though there was no reason to do so under the clear terms of their investments. However, redemptions and the Replacement Borrowing caused significant damages to the common shareholders of the Fund for, *inter alia*, the reasons described above, including the diversion of proceeds of investments that should have

flowed to the common shareholders to pay down the new debt instead. As a result of the Defendants' conduct, the AMPS shareholders have benefitted by having their shares partially redeemed at the expense of the common shareholders to the Fund.

51. The harms suffered by the common shareholders as a result of the Individual Defendants' breaches of their duties owed to the common shareholders include:

a. The dividends paid by the Fund to the common shareholders have been reduced because funds that would otherwise have been available to pay such dividends have been diverted to pay the increased costs associated with the Replacement Borrowing and/or to fund the redemption of AMPS;

b. The dividends paid by the Fund to the common shareholders have further been reduced because in connection with the unnecessary redemption of AMPS, the Fund's overall leverage has been reduced, thereby producing less cash flow available to pay common stock dividends, and further defeating an important aspect of the investment rationale for the common shareholders, i.e., that the Fund could "put leverage to work" to provide cash flow for distribution to the common shareholders;

c. The potential future cash flows to the holders of common stock, whether in the form of dividends or other distributions has been exposed to significantly greater risk as the result of the replacement of AMPS with the Replacement Borrowing and the resulting heightened risk of forced deleveraging at fire sale prices, particularly after the expiration of the regulatory relief on October 31, 2010; and

d. The value of the Fund's common shares is lower than it would have been if the AMPS had not been redeemed.

COUNT I
As And For A First Cause Of Action
Breach of Fiduciary Duty

52. Plaintiff incorporates herein the allegations set forth above.

53. At all times alleged herein, the Individual Defendants, as Trustees to the Fund, owed Plaintiff and the Class fiduciary duties, which duties include the duty no to unfairly favor the interest of one class of shareholders over another, the duty not to cause one class of shareholders to receive a benefit greater than that to which they are entitled at the expense of another class of shareholders, and the duty not to engage in conduct that frustrates the ability of the common shareholders to realize the benefits of an investment in the Fund, as described in the Fund's statements of the SEC and the public.

54. In violation of these duties, the Individual Defendants unfairly favored the preferred AMPS shareholders over the common shareholders by enabling the former to redeem their shares at their share of net asset value, at the expense of the common shareholders.

55. Also in violations of these duties, the Individual Defendants caused one group of shareholders to receive a benefit to which they were not entitled at the expense of another group of shareholders: specifically, the AMPS shareholders were not harmed but benefited while plaintiff and the Class as disadvantaged common shareholders suffered distinct injuries.

56. Also in violation of these duties, the Individual Defendants chose to cause the Fund to partially redeem the AMPS and replace it with unfavorable debt financing, thus eliminating one of the major benefits of the investment.

57. As a direct and proximate result of these breaches of fiduciary duties by the Defendants, Plaintiff and the Class have suffered damages in multiple millions of dollars.

58. Plaintiff and the Class are entitled to: (i) declaratory relief and preliminary and permanent injunctive relief requiring the Individual Defendants to properly carry out their fiduciary duties as alleged herein; and (ii) monetary relief, including punitive damages to the extent authorized by law, in an amount to be proven at trial based on Plaintiff's losses alleged herein.

COUNT II
As And For A Second Cause Of Action
Aiding and Abetting a Breach of Fiduciary Duty (the Calamos Defendants)

59. Plaintiff incorporates herein the allegations set forth above.

60. At all times alleged herein, the Calamos Defendants, through their role as either investment adviser or through their contractual relationships and extensive communications with the Individual Defendants, knew or reasonably should have known that the Individual Defendants were fiduciaries to the Plaintiff and the Class, and that the Individual Defendants had fiduciary duties to act in the best interests of the Plaintiff and the Class.

61. The Calamos Defendants nonetheless willfully and knowingly encouraged and participated in the Individual Defendants' breaches of fiduciary duty, as set forth above.

62. In particular, the Calamos Defendants aided and abetted the Individual Defendants' fiduciary breaches by encouraging the Individual Defendants to engage in the conduct complained of herein.

63. As a direct and proximate result of the Calamos Defendants' aiding and abetting the Individual Defendants' breaches of fiduciary duty, Plaintiff and the Class suffered damages of multiple millions of dollars.

64. Plaintiff and the Class are entitled to declaratory relief and preliminary and permanent injunctive relief requiring the Calamos Defendants to cease aiding and abetting the Individual Defendants breaches of fiduciary duty, to cease serving as adviser to the Fund, and to cease serving as administrative agent of the Fund, and awarding monetary relief, including punitive damages to the extent authorized by law, in an amount to be proven at trial.

COUNT III
As And For A Third Cause Of Action
Unjust Enrichment (the Calamos Defendants)

65. Plaintiff incorporates herein the allegations set forth above.

66. Plaintiff and the Class assert a claim for unjust enrichment against the Calamos Defendants under the common law of Delaware.

67. By means of the wrongful conduct alleged herein, the Calamos Defendants have been unjustly enriched to the unjust detriment of the Plaintiff and the Class.

68. The Calamos Defendants' unjust enrichment is traceable to, and resulted directly and proximately from, the conduct alleged herein. Specifically, the enrichment of the Calamos Defendants has come in the form of fees and other revenues received by them from the Fund and from other Calamos Sister Funds as the result of the inequitable conduct complained of herein, including their encouragement of the Individual Defendants' breaches of fiduciary duty owed to Plaintiff and the Class. For example, the Calamos Defendants have received substantial fees from the Fund in connection with the Replacement Borrowing, and have realized significant revenues from the continued operation of their fund business model described above, which was facilitated by the Individual Defendants' breaches of fiduciary duty described herein.

69. The unjust detriment suffered by Plaintiff and the Class takes the form of the damages described herein, including, without limitation, the injury to their investment in the Fund resulting from Defendants' conduct complained of herein, and the elimination of the benefits to the Plaintiff and the Class of an investment as common shareholders in the Fund.

70. Under the common law doctrine of unjust enrichment, it is inequitable for the Calamos Defendants to be permitted to retain the benefits they received, and are still receiving, unfairly and without justification.

71. The financial benefits derived by the Calamos Defendants rightfully belong to Plaintiff and the Class members. The Calamos Defendants should be compelled to disgorge to a common fund and for the benefit of Plaintiff and the Class members all monetary benefits received by the Calamos Defendants from Plaintiff and the Class as alleged herein.

72. Plaintiff and the Class are entitled to declaratory relief and preliminary and permanent injunctive relief requiring the Calamos Defendants to disgorge its ill-gotten gains as alleged herein.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for a judgment as follows:

A. Declaring that the Individual Defendants have breached their fiduciary duties owed to Plaintiff and the Class;

B. Declaring that the Calamos Defendants aided and abetted the Individual Defendants' breaches of fiduciary duty, as set forth above;

C. Declaring that the Calamos Defendants have been unjustly enriched by its actions alleged herein;

D. Enjoining the Calamos Defendants from serving as advisor or otherwise earning fees for services to the Fund;

E. Enjoining the Individual Defendants from breaching their fiduciary duties owed to Plaintiff and the Class in the future;

F. Awarding monetary relief against the Defendants, jointly and severally, in the full amount of all losses suffered by Plaintiff and the Class as a result of the breaches of fiduciary duties by the Individual Defendants and the Calamos Defendants' aiding and abetting of the Individual Defendants' breaches of the fiduciary duty, together with the pre-judgment and post-judgment compounded interest at the maximum possible rates, whether at law or in equity and punitive damages;

G. Awarding attorneys' fees and expenses pursuant to the common fund doctrine and other applicable law; and

H. Granting all such other and further relief, general or special, legal or equitable, including punitive damages, to which Plaintiff and the Class.

Dated: October 15, 2010

LASKY & RIFKIND, LTD

By: ______________________
Leigh Lasky
Norman Rifkind
350 N. LaSalle Street, Suite 1320
Chicago, IL 60654
Tel: (312) 634-0057
Fax: (312) 634-0059

MURRAY, FRANK & SAILER LLP
Brian P. Murray
275 Madison Avenue, Suite 801
New York, NY 10016
Tel: (212) 682-1818
Fax: (212) 682-1892

Attorneys for Plaintiff